February 9, 2009

VIA EDGAR AND TELEFAX
(202) 772-9210

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:	Goldspring, Inc.
Form 10-KSBfor Fiscal Year Ended December 31, 2007, As Amended
Filed December 10, 2008
Form 10-Q Fiscal Quarter Ended September 30, 2008
Filed November 14, 2008
Response Letter Dated November 21, 2008
File No. 000-32429

Dear Ms. Davis:

We are in receipt of your letter to us, dated January 5, 2009 regarding the Form 10-KSB/A we filed on December 10, 2008 (the “10-KSB/A”), Form 10-Q for Fiscal Quarter Ended September 30 2008 we filed on November 14, 2008 and our Response Letter dated November 21, 2008.  We thank you for taking the time to review the filing and providing your comments.  Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB/A-1 for the Fiscal Year Ended December 31, 2007

Executive Compensation, page 28

Stock Options, page 29

Comment #1:

We note from your response to prior comment number six that you granted stock options in 2007.  However, you indicate in your response to number seven that the disclosures under paragraphs 64 and A240 and A241 of FAS 123R were inapplicable to the Form 10-KSB for the fiscal year ended December 31, 2007.  Please further support your conclusion that such disclosures were unnecessary given your grant of stock options during 2007.

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

Our response to prior comment number seven was referring to Mr. Faber’s options which were not granted until January 2008.  As indicated in our response to prior comment number six, Mr. Golden was granted options in 2007.  To provide appropriate disclosure concerning Mr. Golden’s options, we are proposing to add the following footnote to our financial statements and insert a reference to that footnote in the “Stock Options” section on page 37
Stock Options
On December 13, 2007, the Company granted a stock option to Jim Golden, it’s COO, as stipulated in his Executive Employment Agreement, which became effective on that same date.   The Agreement carries a three year term.  Pursuant to the Agreement, Mr. Golden was granted 10,000,000 stock options currently at a strike price of $0.00963, which was equal to the current market price of its common shares on that date of the grant.   The options may be exercised up to 10 years provided Mr. Golden remains our employee, otherwise the agreement requires the stock options to be exercised or canceled upon separation.
The Agreement also provides for the issuance of additional grants of 10,000,000 stock options for each additional 100,000 ounces of gold resources, up to a maximum of 90,000,000 total additional stock options.  Due to the uncertainty involved in locating additional gold resources, we have determined that the additional 90,000,000 stock options are not earned and should not be included in our financial reporting until such time as the uncertainty is resolved or the determination of gold resources can be reasonably estimated.
 We determined the value of the 10,000,000 stock options granted by utilizing the Black-Scholes formula.  Our calculations were based on a three year life (life of the employment agreement), a volatility of 225% and a risk free interest rate of 3.07%.  Our calculations indicate that the value of the options granted were immaterial.   At December 31, 2007, the Company did not have any other options outstanding.

Evaluation of Disclosure Controls and Procedures, page 34

Comment #2:

We note from your disclosure under this heading, which states “Based on the evaluation and the identification of the significant deficiencies in our internal control over financial reporting described below, which we do not believe to be material weakness, our Chief Executive Officer and our Chief Financial Officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective.”  Please explain in greater detail how you were able to determine that your disclosure controls and procedures were effective as of December 31, 2007 even though you specifically reference significant deficiencies in your internal control over financial when including on the effectiveness of your disclosure controls and procedures.  Please also contact us to discuss.

We have reviewed the language in Item 8A (T) and have concluded that the items discussed were indeed not significant deficiencies, so our internal controls are fully effective.  Therefore, we revised Item 8A (T) as follows:

ITEM 8A (T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-KSB, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the report we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s forms, and that such information is accumulated and communicated to our management including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized transactions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting is for the year ended December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and Internal Control over Financial Reporting-Guidance for Smaller Public Companies.

Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting is as of the year ended December 31, 2007. We believe that internal control over financial reporting is effective. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We have identified conditions as of December 31, 2007 that we believe are not material weaknesses in internal controls that include: 1) a lack of segregation of duties in accounting and financial reporting activities; and 2) the lack of a sufficient number of qualified accounting personnel. We have taken corrective measures to remedy these deficiencies. These measures include our consolidation of the corporate office with the office at the Plum Mine operation. This consolidation has provided the corporate office with additional accounting personnel. We believe that the presence of additional qualified accounting personnel will allow us to effectively correct the lack of segregation of duties in accounting and financial reporting activities.

Our former Chief Financial Officer became our Chief Executive Officer in September 2004. Our Company has not hired another individual to act as Chief Financial Officer. We believe the absence of a full-time Chief Financial Officer or Chief Accounting Officer has resulted in a significant deficiency with respect to the lack of qualified accounting personnel. We have been able to mitigate this deficiency by engaging outside consultants to assist the Company in its accounting activities, but believe that the only effective long-term solution to our accounting needs is to hire a qualified CFO. Due to our budgetary constraints and the small size of our company we are uncertain as to when we will be able to accomplish this. We estimate the annual cost of these remedial actions which include compensation, fees, additional insurance, board meetings, travel and record keeping costs to be approximately $60,000.

We do not believe that these deficiencies constitute material weaknesses because of (i) additional accounting support through the office consolidation with Plum Mine and (ii) the use of outside consultants.

There have been no changes during the quarter ended December 31, 2007 in our Company's internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) and 15d-15(d) that have material affected, or are reasonably likely to materially affect, our internal controls over our financial reporting.

Consolidated Balance Sheet, pages F-3 and F-4

Comment #3:

We note your inclusion of footnote 14 in response to prior comment number eight.  However, based upon review of footnote 14, it remains unclear what the line item “Other – embedded derivatives” represents.  In this regard, you disclose that this balance represents the net debt discount resulting from the original determination of the fair value of the conversion feature (embedded derivatives) included in the debt, net of periodic amortizations of interest expense.”  Please explain to us in greater detail how you determine the balance of “Other – embedded derivatives,” and specifically cite the accounting guidance you reference in determining the appropriate accounting for this line item and the “Derivative liability” line item.

In order to improve the clarity of our balance sheet and footnotes, we will change the line item description “Other-embedded derivatives” to “Discount on convertible notes payable”.  Correspondingly, we will modify footnote 14 to read as follows:
“Discounts on convertible notes payable” totaling $906,989 at December 31, 2007 represents the discount on convertible note proceeds associated with the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument, determined in accordance with the guidance provided in SFAS 133 and EITF 00-19.
“Derivative liability” totaling $776,385 at December 31, 2007 represents the fair value of the embedded derivative features consisting of warrants and conversion rights bifurcated from the host instrument, determined in accordance with the guidance provided in SFAS 133 and EITF 00-19.

Consolidated Statements of Operations, pages F-5

Comment #4:

We have considered your response to prior comment number nine wherein you indicate you did not report the change in fair value of your derivative assets and liabilities, as prescribed by FAS 133, because you were in negotiations that you believed would ultimately change the nature and character of the derivatives you had recorded on your consolidated balance sheets.  We further note your conclusion that “to record any changes in fair value in 2007 would not be meaningful when considering the upcoming changes and when compared to our $17.2 million stockholders’ deficit at December 31, 2007 and our $4.1 million net loss for the year ended.”  Based on your response, it appears you believe that to record the change in fair value of your derivative assets and liabilities would have been immaterial to your financial statements taken as a whole.  If this is true, please provide a detailed materiality analysis under SAB 99 your conclusion, or otherwise advise.

In assessing the materiality of changes in our derivative assets and liabilities, in accordance with the guidance offered in SAB 99, we held to the overriding premise as stated CON 2 that
“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.”
Our assessment of materiality encompasses the following surrounding circumstances.
First and foremost we are a test mine that is engaged in gold exploration.  All investors in our company, both current and future, are fully aware that their investment is at risk.  In our view, their decision to invest in our company is primarily driven by our potential to locate and commercialize a gold mining operation.  Cash burn and continued access to liquidity may also be primary concerns, but the impact of a non-cash accounting entries on reported operations is not.
Second, but no less important, is the fact that we have a material uncertainty regarding our ability to continue as a going concern.  All investors in our company, both current and future, are fully aware that we have sustained operating losses and express no assurance that circumstances will change in the foreseeable future.  We have reported operating losses in 2007 in excess of $4 million annually and we have an accumulated a deficit to date of approximately $32 million as of December 31, 2007.
Thirdly, the terms and conditions in the instruments that give rise to the embedded conversion feature originally were modified in 2008.  The modification, among other things, establishes a fixed conversion price for the shares thereby removing the derivative feature.  We are currently in our 2008 audit period and as such will record the appropriate adjustments once our computations are complete.
In considering the guidance offered by SAB 99 we noted several qualitative considerations that should also be considered in materiality judgments.  Regarding reporting the transactions associated with our embedded derivatives and have done so as follows:

•	Is the item capable of precise measurement?

No, valuing embedded derivatives in a company whose operating future is uncertain, using a pricing model based on stock price volatility of a company that trades less than .1% of shares is likely to yield imprecise results.
•	Does the item mask a change in earnings trends?

No, operating losses in 2007 and 2006 both were in excess of $4 million.
•	Does the item hide a failure to meet analysts’ consensus expectations?

No, analyst’s are currently following our shares or making a market in our shares, as far as we know.
•	Does the item change a loss to income or vice versa?

No, operating losses in 2007 were in excess of $4 million.
•	Does the item affect compliance with regulatory requirements?

No regulatory requirements were affected.
•	Does the item affect compliance with loan covenants?

Our financing has been through private sources and are consummated without performance covenants.
•	Does the item increase management’s compensation?

No, management’s compensation is not based on earnings performance.
•	Does the item conceal and unlawful transaction?

•	No unlawful transaction was involved.

In summary, after consideration of the surrounding facts and circumstances enumerated above, we conclude that the adjustments were not material.

Note 3 – Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

Comment #5

We note from your response to prior comment number ten that your “sales contract with the refiner, Johnson-Matthey, does not include pricing mechanisms;  and that all “sales are based on the quantity of metals delivered and the value of the metals at the time of sale.”  Based upon your response, please explain why your disclosure under this heading continues to indicate that provisionally priced contracts may exist.  In this regard, your revenue recognition policy reads as follows:

Sales of gold and silver dore are recorded when title and risk of loss transfer to the refiner at current spot metals prices. Sales are calculated based upon assay of the dore’s precious metal content and its weight. Recorded values are adjusted upon final settlement from the refiner which usually occurs within 24 days of delivery. If we have reason to believe that the final settlement will materially affect our recognition of revenue because of a difference between the refiner’s assay of precious metals contained in the dore and ours, we establish a reserve against the sale.

Sales of gold and silver dore are recorded when we issue a sales order to our refiner, Johnson Matthey, to sell a specified quantity of metals.  Sales orders are typically executed upon receipt of sales order.  Upon receipt of the sale order, Johnson-Matthey confirms quantities available and executes the sale at the current market price of the metals on the day and time of the sales order.  We record revenues on the day the Sales order is issued based on the confirmed quantity of metal at the confirmed market price.  Proceeds from the sale of metals are typically wired to our bank within twenty-four hours.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

RESPONSE to Comment #6

In your response to prior comment number 11, you represented that “the fair value of the liability of our asset retirement obligations, determined in accordance FAS 142, are reported on (y) our balance sheet as or December 31, 2007.”  However, based upon your disclosure, it continues to remain unclear to us why you expense your asset retirement obligation directly to reclamation expense “Since (you) do not yet have proven or probable reserves as defined by Industry Guide 7.”  Furthermore, it is unclear to us why your Long-term reclamation liability balance of $553,190 as of December 31, 2007 has not changed since the fiscal year ended 2004.  In this regard, we would expect the balance to increase due to (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undisclosed cash flows, as indicated by paragraph 13 of FAS 143.  Please further support your representation to us that you report your asset retirement obligation in accordance with FAS 143.

At the initial measurement date (2004) we estimated our long-term reclamation liability by calculating the current reclamation costs as a test mine and accreting those costs by an inflation factor of 2.5% over the then projected 7 year life of the mine.  As prescribed in SFAS 143, we then present valued that estimated future cash flow utilizing the Company’s effective borrowing rate of 7.5%, which was 4.5% greater than the equivalent treasury rates at the time.   Our calculations resulted in a long-term reclamation liability of $487,820 at December 31, 2004.  Because we are a test mine and had uncertainties about our ability to continue as a going concern, we concluded that a conservative approach was justified and recorded our long-term reclamation liability at $553,190, the value assigned by the Nevada Division of Environmental Protection (NDEP) which exceeded our calculations.  We posted a cash bond with NDEP for this amount.  Further, based on the fact that we were a test mine, we concluded that it was more appropriate expense such costs rather than to capitalize the estimated reclamation costs as an addition to the mineral properties.  Accordingly, we expensed $553,190 as a reclamation expense in 2004.
As of December 31, 2007, our calculations of long-term reclamation liability (based on the original 2004 calculations) indicated a liability of $606,018 assuming accretion of discounted interest over the ensuing 3 years.  Since we retained the original $553,190 liability on the books, we considered the shortfall, when compared to our calculation, immaterial.

Note 8 – Convertible Debentures and Notes Payable, page F-16

General

Response to Comment #7

We have reviewed the Schedule of Convertible Debentures you provided in response to prior comment number 13. It continues to remain unclear how you initially applied the accounting guidance of FAS 133 and EITF 00-19, as applicable, in recording each of your outstanding convertible debentures and notes payable with embedded conversion features. Please contact us at your earliest convenience to further discuss your response.

Please see our response to comment #3.

Note 13 – Subsequent Events, page F-26

Response to Comment #8

We note from your response to prior comment number 15 that you determined the modification of the conversion terms of your convertible notes represented a “substantial modification of terms” as contemplated by EITF 96-19.  You further state that you “removed all vestiges of the derivative valuations associated with the previous conversion features, from [y]our accounts as reflected in [y]our quarterly reporting as of June 30, 2008”. According to EITF 96-19, if it is determined that the original and new debt instruments are substantially different, then the new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Given this guidance and your response, it is unclear whether you reported a debt extinguishment gain or loss during the fiscal quarter ended June 30, 2008. Please explain in greater detail how you applied the guidance in EITF 96-19 associated with the extinguishment of your convertible notes.

We revisited our records regarding our accounting for certain transactions related to the series of convertible notes originated in 2006 and 2007. These notes best described as a simple note containing an embedded conversion feature with detachable warrants.  To clarify our accounting for related to the notes, we offer the following comments revisiting the original recording.
Warrants - In considering the original accounting treatment for the warrants, we determined that although they met the definition of a derivative under SFAS 133, they also met the scope exception under paragraph 11(a) as they were indexed to the company’s shares.    Because they are excluded from SFAS 133, they are then evaluated under EITF 00-19.  We evaluated paragraphs 7-32 of EITF 00-19 and determined that under paragraph 19, since the maximum shares issued are not capped, the Company may not have enough authorized shares to permit a settlement in shares and may need to seek board approval for additional authorized shares.  Accordingly, since the share settlement may not be in the Company’s control and because of this potential lack of control, we classified the fair value of the warrants as a liability rather than equity.  The primary reason for the concern over available authorized shares, stems from the fact that the Company was and still is an exploration test mine not yet in production; was in financial difficulties; share price was a fraction of a penny with no proven viable commercial operations or orderly share trading market for its shares; along with numerous other challenges both legal and financial.  We calculated a fair value for the derivatives and recorded a derivative liability offset by an equivalent note discount asset.
Embedded Conversion Feature – We assessed the embedded conversion feature within the host instrument, under paragraph 12 of SFAS 133 and determined that all three tests were met.  This requires that the embedded conversion feature be bifurcated from the host instrument and accounted for as a derivative at fair value.  Next we need to determine its classification on the balance sheet and to do so we again visit EITF 00-19.  As discussed in paragraph 4 of EITF 00-19 and also in EITF 05-2 we determined that the host contract is not a “conventional” convertible instrument, essentially because it contains the “favored nations” clause.  The “favored nations” clause adjusts the conversion rate to match more favorable terms subsequently offered in other issued debt instruments.  Because the instrument does not qualify as “conventional”, we look to paragraphs 7-32 of EITF 00-19 to determine if the conversion feature should be classified as debt or equity.  This instrument fails the same test as the warrants did and according we recorded the fair value of the conversion feature as liability offset by an equivalent note discount asset.

Amortization of Note Discount –
During the first three quarters of 2007, we recorded entries to amortize the note discount, which were reflected in our quarterly filings for 2007 in the line item titled Note discount (previously reported as Other – Embedded Derivatives). We suspended the amortization of note discount and reversed the 2007 amortization of note discount, in an effort to reflect the reduced value of the note, as a result of failing to make scheduled payments.   Please refer to our response to comment #12 for further discussion of this matter.
Modification of Terms -
On February 20, 2008, as a result of the Company completing other financing arrangements, a “favored nations” clause was triggered in the convertible notes, which modified the notes conversion feature and effectively established a fixed conversion rate of $0.01.
Our understanding of the guidance offered in EITF 96-19 is that debt extinguishment gain or loss is reported in situations where a substantial modification in terms has occurred.  EITF 96-19 offers a test to determine if a substantial change has occurred, however in the original document, the test was based on a change in cash flow, before and after the modification.  EITF 05-7 modified EITF 96-19 to include the change in fair value of the embedded conversion feature in the test.  The test was further altered by EITF 06-6 to determine if the change in fair value of the embedded conversion feature is more than 10% of the original note value, if so, the change is deemed substantial.  Our calculation indicates that the change in fair value of the modified conversion feature was more than 10% of the original note.  The test indicates that a substantial modification has occurred and therefore the guidance regarding extinguishment of debt should be applied to account for the modification.
That guidance provides that the modified conversion feature be revalued to its fair value and the change reported as debt extinguishment gain or loss.  To accomplish this, we intend to modify our quarterly disclosure in 2008 by showing the related effects of extinguishment accounting treatment broad rather than net.  We will eliminate the expense item referred to as Derivative change in fair value, which contained the net elimination of the note discount and the fair value of the derivative fair value prior to the modification and add an income item reported as Debt extinguishment gain calculated based on the change in fair value of the embedded conversion feature as a result of the modification.  Further we will reflect the change in note discount as interest expense.
Management believes that the warrant was unaffected by the modification and we will restore its fair value to derivative liabilities.  We also will increase interest expense reflecting the acceleration of note discount and restore the item reported as Note discount (previously reported as Other – Embedded Derivatives for the revised discount based on the new note terms.  (See response to comment #3).  This modification will provide the reporting of Debt extinguishment gain.
As discussed in our response to comment #9, the modification of terms occurred in the first quarter of 2008 and accordingly the disclosure modifications referred to above will be reflected in that quarterly reporting.  The disclosures will be carried through the second and third quarters of 2008 as well.  Further, it is management’s belief, as expressed in our response to comment #4 regarding materiality, that the modifications are not material to any reporting period being modified.  However, we intend to enhance our disclosures in the mentioned reporting periods in an effort to improve the clarity of our reporting.

Response to Comment #9

Furthermore, please explain to us what you mean by your statements that “Although we recorded the elimination of the derivative assets and liabilities associated with the previous conversion features, we did note record the fair value adjustment generated by the new conversion features. Therefore, we intend to amend our filings for the first, second and third quarters of 2008 to reflect establishing the new debt discount and the additional interest expense suggested by this accounting treatment.”

Our previous response should be modified to state that as a result of the modification of conversion terms initiated by a “favored nations” clause which became effective on February 20, 2008 the filed 10Q for the first quarter will be modified to reflect this change in terms as discussed more fully in our response to comment #8 above.  The change will be carried through the second and third quarters of 2008 as well.

Response to Comment #10

10. Please explain to us in greater detail why the asset item titled “Reclamation deposit” totaling $766, 768, equals the balance of the liability item titled “Reclamation liabilities”.

As discussed in our response to comment number 6, it has been our practice to record our long-term reclamation liability consistent with the cash bond we are required to post with the NDEP.  As long as we are a test mine, it has been our experience that this results in a liability that exceeds our calculations.  This is the case in Q1 2008.  During that quarter, we requested a permit expansion which triggered the increase.  We will evaluate our long-term reclamation liability more fully in connection with our audit at December 31, 2008.

Condensed Consolidated Statements of Operations, page 4

Response to Comment #11

11. Please include the disclosures required for diluted earning/ loss per share, as required by paragraph 40 of FAS 128.

Our disclosure for our September 30, 2008 quarterly filing will be updated to include a summary of all securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

Response to Comment #12

Please explain how you determined the Derivative Change in Fair Value for the nine months ended September 30, 2007, given your response to prior comment number nine that you did not recognize the fair value change in your derivative assets and liabilities during the fiscal year ended December 31, 2007.

In late 2007, negations were under way to obtain additional financing.  Because the negotiation would impact the terms of existing financing (see our response to comment #8 for further details) we suspended and reversed certain previously recorded transactions associated with the conversion features in 2007, specifically the amortization of note discount.   In support of suspending certain transactions, we concluded that the impact of these entries, recorded or not, were not material to the financial statements (see our response to comment #4 regarding materiality).  Further, given the lack of materiality and since it was both impractical and costly to attempt to anticipate the ultimate outcome of the negotiations, we concluded that suspension resulted in the fairest presentation of our financial position.

Response to Comment # 13

Please tell us and disclose the nature of the Other, net income item for the nine months ended September 30, 2008 totaling $551,907.

During 2008 the company settled several loan obligations.  The payment of these loan obligations resulted in the decrease of liquidated damages that had been accrued.  The liability adjustment of $551,907 to accrued liquidated damages of $551,997 is reflected in Other, net income at September 30, 2008.

Condensed Consolidated Statements of Cash Flows, page 5

Response to Comment #14

Please explain to us the nature of the adjustment to operating cash flows of $607,563 titled “Interest capitalized with amended and restructured notes.”

This was a presentation error.  This amount should have been offset against Accrued Interest.

Again, thank you very much for providing your comments.  Pursuant to my conversation last Friday with Jennifer O’Brien, any amendments, if any, will be filed after your review.  Once again, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc:  Jolie Kahn, Esq.